Exhibit 99.8

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company CADBURY SCHWEPPES PLC	2.	Name of shareholder having a major interest BARCLAYS PLC

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 NON-BENEFICIAL INTEREST	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
			CHASE NOMINEES LTD*	35,679,983
			BANK OF IRELAND NOMS LTD A/C NRI	566,190
			BARCLAYSHARE NOMINEES LTD	868,236
			MELLON NOMINEES LTD A/C BSDTUSD	505,123
			HSBC GLOBAL CTDY NOM LTD A/C 899877	16,310,765
			HSBC GLOBAL CTDY NOM LTD A/C 811834	1,900,364
			CLYDESDALE BANK NOMINEES LTD	412,530
			NORTRUST NOMINEES LTD	225,326
			NUTRACO NOMINEES LTD	456,237
			STATE STREET NOMINEES LTD A/C SS01	2,160,798
			BARCLAYS NOMS (MONUMENT) LTD A/C R97	2,495,399
			UNIDENTIFIED	199,323

			*MULTIPLE ACCOUNT DESIGNATIONS

5.	Number of shares/amount of stock acquired N/A	6.	Percentage of issued class N/A	7.	Number of shares/amount of stock disposed N/A	8.	Percentage of issued class N/A

9.	Class of security ORDINARY SHARES OF 12.5P EACH			10.	Date of transaction N/A	11.	Date company informed 12 FEBRUARY 2003

12.	Total holding following this notification 61,780,274	13.	Total percentage holding of issued class following this notification 3.00%

14.	Any additional information	15.	Name of contact and telephone number for queries
JOHN HUDSPITH 020 7830 5179

16.	Name and signature of authorised company official responsible for making this notification J MILLS GROUP DEPUTY SECRETARY

Date of notification 13 FEBRUARY 2003